Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The Board of Directors for
Enterra Energy Trust

We consent to the incorporation by reference into the Registration Statement on Form S-8 (No. 333-120996) of our report dated March 31, 2005, except for notes 16(d), 16(e), 16(f), 17 and 18 which are as of June 30, 2005 relating to the consolidated balance sheet of Enterra Energy Trust as at December 31, 2004 and the consolidated statements of earnings and accumulated earnings and cash flows for the year then ended, which report appears in the Annual Report on Form 20-F of Enterra Energy Trust for the fiscal year ended December 31, 2004.

     (signed) “KPMG LLP”

Chartered Accountants
Calgary, Canada
July 14, 2005